

Micromem Technologies Inc.
777 Bay Street, Suite 1910
Toronto, Ontario
Canada   M5G 2C8

Telephone: 416-364-6513
Facsimile: 416-360-4034

Interim Financial Statements

Listing: Nasdaq OTC-Bulletin Board – Symbol: "MMTIF"
Shares Issued: 57,863,437
SEC File No.: 0-26005

Toronto, Ontario: September 29, 2004 – Micromem Technologies Inc. is pleased to present its unaudited interim financial statements for the nine month period ended July 31, 2004, together with the Management's Discussion & Analysis, which were filed with SEDAR. These documents may be viewed at www.sedar.com.

Information

For further information, please contact Mr. Joseph Fuda, C.E.O., at tel. 1-877-388-3930.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties which may cause the Company's actual results in future periods to differ materially from those expressed. These uncertainties and risks include changing consumer preferences, lack of success of new products, loss of the Company's customers, competition and other factors discussed from time to time in the Company's filings with the Securities & Exchange Commission.

No securities regulatory authority has approved or disapproved of this news release.

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